U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of September 2002.
Total number of pages: 5.
The exhibit index is located on page 2.

NOMURA HOLDINGS, INC.
(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome
Chuo-ku, Tokyo 103-8645
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBITS

Exhibit Number	Page Number

1. [Issue of Straight Bonds (09/06/02)]	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

By:	/s/ MASANORI ITATANI

Masanori Itatani Director

Date: September 6, 2002

September 6, 2002

Issue of Straight Bonds

Nomura Holdings, Inc. (the “Company”) has, today, determined to issue The First Series of unsecured straight bonds, pursuant to a resolution of the Board of Directors made on April 30, 2002 as follows.

1. Issue Title	The First Series of Nomura Holdings, Inc.

Unsecured Straight Bonds (the “Bonds”)

2. Total Amount of Issue	60 billion yen

3. Form	Bearer bonds with coupons

4. Denomination of each Bond	1 million yen

5. Issue Price	100% of the principal amount

6. Interest Rate	0.4% per annum

7. Offering Period	September 9, 2002 to September 19, 2002 (inclusive)

8. Payment Date	September 20, 2002

9. Interest Payment Dates	March 20 and September 20 of each year

10. Maturity Date	September 20, 2005

11. Redemption Price	100% of the principal amount

12. Security or Guarantee	The Bonds are not secured by any pledge, mortgage or other charge on any assets or revenues of the Company or of others, nor guaranteed. There are no assets reserved as security for the Bonds.

13. Place of Application	Head office and domestic branch offices of Nomura Securities Co., Ltd.

14. Trustee Bank	Sumitomo Mitsui Banking Corporation UFJ Bank Limited

15. Rating	The Bonds have been given a rating of “A+” from Rating and Investment Information, Inc. and “AA” from Japan Credit Rating Agency, Ltd.

For further information:
Toshiyasu Iiyama, Ryugo Matsuo, Tsukasa Noda
Corporate Communications Dept., Nomura Group Headquarters
Tel: 81-3-3278-0591

Nomura Group, with its core businesses of the securities and related businesses, is dedicated to providing a broad range of financial services for individual, institutional, corporate and government customers. We offer a diverse line of competitive products and value-added financial and advisory services through the 128 domestic branch offices of Nomura Securities Co., Ltd. and our overseas network that combines offices in 28 countries. Our business activities include investment consultation services for domestic retail investors, securities brokerage services, securities underwriting for domestic and foreign governments and corporations, merger and acquisition and financial advisory services, merchant banking, and asset management for investment trusts and pension funds.